FORM OF

PIONEER MUNICIPAL HIGH INCOME OPPORTUNITIES FUND, INC.

AUTOMATIC DIVIDEND REINVESTMENT PLAN

TERMS AND CONDITIONS

Pursuant to the Automatic Dividend Reinvestment Plan (the “Plan”) of Pioneer Municipal High Income Opportunities Fund, Inc. (the “Fund”), unless a holder (each, a “Shareholder”) of the Fund’s common stock (the “Common Shares”) otherwise elects, all dividends and capital gain distributions on such Shareholder’s Common Shares will be automatically reinvested by [    ], as agent for Shareholders in administering the Plan (the “Plan Agent”), in additional Common Shares of the Fund. Shareholders who elect not to participate in the Plan will receive all dividends and other distributions payable in cash paid by check mailed directly to the Shareholder of record (or, if the Common Shares are held in street or other nominee name, then to such nominee) by [    ], as the Dividend Disbursing Agent. Shareholders may elect not to participate in the Plan and to receive all dividends and capital gain distributions in cash by contacting the Plan Agent. Enrollment, purchase or sales of shares and other transactions or services offered by the Plan can be directed to the Plan Agent through the following:

INTERNET

You can obtain information and perform certain transactions on your Pioneer Municipal High Income Opportunities Fund, Inc. account on-line at [            ]. To gain access, you will require a password which you may establish when you visit the website. If you have forgotten your password, call [1-800-XXX-XXXX] to have it reset. To access your account on-line, please visit [            ] website at [            ].

TELEPHONE

Telephone Shareholder Customer Service, including sale of shares toll-free within the United States and Canada: [1-800-XXX-XXXX].

An automated voice response system is available 24 hours a day, 7 days a week. Customer service representatives are available from 9:00 a.m. to 7:00 p.m., Eastern Standard Time, Monday through Friday (except holidays).

IN WRITING

You may also write to the Plan Agent at the following address: [            ]. Be sure to include your name, address, daytime phone number, social security or tax I.D. number and a reference to Pioneer Municipal High Income Opportunities Fund, Inc. on all correspondence.

Participation in the Plan is completely voluntary and may be terminated or resumed at any time without penalty by notice if received by the Plan Agent prior to any dividend record date; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend or other distribution.

The Plan Agent will open an account for each Shareholder under the Plan in the same name in which such Shareholder’s Common Shares are registered. Whenever the Fund declares an income dividend or a capital gain distribution (collectively referred to as “dividends”) payable in cash, non-participants in the Plan will receive cash and participants in the Plan will receive the equivalent in Common Shares. The Common Shares will be acquired by the Plan Agent for the participants’ accounts, depending upon the circumstances described below, either (i) through receipt of additional unissued but authorized Common Shares from the Fund (“newly issued Common Shares”) or (ii) by purchase of outstanding Common Shares on the open market (“open-market purchases”) on The New York Stock Exchange, the primary national securities exchange on which the Common Shares are traded (the “Exchange”), or elsewhere. If, on the payment date for any dividend or distribution the net asset value per Common Share is equal to or less than the market price per Common Share plus estimated brokerage trading fees (such condition being referred to herein as “market premium”), the Plan Agent will invest the dividend amount in newly issued Common Shares on behalf of the participants. The number of newly issued Common Shares to be credited to each participant’s account will be determined by dividing the dollar amount of the dividend or distribution by the net asset value per Common Share on the date the Common Shares are issued, provided that the maximum discount from the then current market price per share on the date of issuance may not exceed 5%. If, on the payment date for any dividend or distribution, the net asset value per Common Share is greater than the market value or market premium (such condition being referred to herein as “market discount”), the Plan Agent will invest the dividend amount in Common Shares acquired on behalf of the participants in open-market purchases.

In the event of a market discount on the payment date for any dividend or distribution, the Plan Agent will have until the last business day before the next date on which the Common Shares trade on an “ex-dividend” basis or in no event more than 30 days after the record date for such dividend, whichever is sooner (the “last purchase date”), to invest the dividend amount in Common Shares acquired in open-market purchases. It is contemplated that the Fund will pay monthly income dividends. Therefore, the period during which open-market purchases can be made will exist only from the payment date of each dividend through the date before the next “ex-dividend” date which typically will be approximately ten days. If, before the Plan Agent has completed its open-market purchases, the market price of a Common Share exceeds the net asset value per Common Share, the average per Common Share purchase price paid by the Plan Agent may exceed the net asset value of the Common Shares, resulting in the acquisition of fewer Common Shares than if the dividend had been paid in newly issued Common Shares on the dividend record date. Because of the foregoing difficulty with respect to open market purchases, if the Plan Agent is unable to invest the full dividend amount in open market purchases during the purchase period or if the market discount shifts to a market premium during the purchase period, the Plan Agent may cease making open-market purchases and may invest the uninvested portion of the dividend amount in newly issued Common Shares at the net asset value per Common Share at the close of business on the last purchase date.

The Plan Agent maintains all Shareholders’ accounts in the Plan and furnishes written confirmation of all transactions in the accounts, including information needed by Shareholders for tax records. Common Shares in the account of each Plan participant will be held by the Plan Agent in non-certificated form in the name of the Plan participant.

In the case of Shareholders such as banks, brokers or nominees that hold Common Shares for others who are the beneficial owners, the Plan Agent will administer the Plan on the basis of the number of Common Shares certified from time to time by the record Shareholder and held for the account of beneficial owners who participate in the Plan.

There will be no brokerage charges with respect to Common Shares issued directly by the Fund as a result of dividends or capital gains distributions payable either in Common Shares or in cash. However, each participant will pay a pro rata share of brokerage trading fees incurred with respect to the Plan Agent’s open-market purchases in connection with the reinvestment of dividends.

VOTING

Each Shareholder proxy will include those Common Shares purchased or received pursuant to the Plan. The Plan Agent will forward all proxy solicitation materials to participants and vote proxies for Common Shares held pursuant to the Plan in accordance with the instructions of the participants.

TAXATION

The automatic reinvestment of dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such dividends.